170 Van Voorhis Road

Pittsford, NY 14534

585.387.9000

VIA EDGAR

August 15, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-15781; 811-22279

Ladies and Gentlemen:

I am writing to you on behalf of Our Street Funds, Inc., a corporation organized under the laws of the State of Maryland (Registrant).  Registrant filed its initial registration statement on Form N-1A on February 27, 2009, and, thereafter, has filed two pre-effective amendments.  As of this date, the registration statement has not become effective, and Registrant has not commenced operations.

Registrant acknowledges that it has not resolved all comments received from the staff of the Securities and Exchange Commission (Commission) in the form of a (third) pre-effective amendment which includes audited financial statements.  Registrant understands that the filing of such a pre-effective amendment is a condition precedent to obtaining an Order from the Commission declaring that the registration statement is effective.

Registrant is currently considering whether it will proceed with the required pre-effective amendment or whether it will withdraw its registration statement. Registrant will advise the Commission of its decision on or before September 15, 2011.  In the meantime, we respectfully request that the Commission not issue an order terminating the registration statement.

Respectfully,

Patricia C. Foster, Esq. PLLC

By: /S/ Patricia C. Foster

CC:  Vincent J. DeStefano